

16013425

DD A2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeLink Securities L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 South Wacker Drive, Suite 1900
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harlan Moeckler (312)264-2124
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harlan Moeckler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeLink Securities L.L.C., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CAROL J PARKER
Official Seal
Notary Public - State of Illinois
My Commission Expires Nov 13, 2019

Signature

Cheif Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Manager
TradeLink Securities L.L.C
Chicago, Illinois

We have audited the accompanying statement of financial condition of TradeLink Securities L.L.C. (the Company) as of December 31, 2015, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TradeLink Securities L.L.C. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Chicago, Illinois
February 26, 2016

TradeLink Securities L.L.C.

Statement of Financial Condition
December 31, 2015

Assets	
Cash	$ 946,732
Receivable from clearing brokers	40,621,824
Financial instruments owned, pledged as collateral, at fair value	17,704,031
Other assets	586,631
Total assets	$ 59,859,218
Liabilities and Members' Equity	
Liabilities	
Financial instruments sold, not yet purchased, at fair value	$ 14,167,936
Due to members	13,519,562
Accounts payable and accrued expenses	167,904
	27,855,402
Members' equity	32,003,816
Total liabilities and members' equity	$ 59,859,218

See Notes to Statement of Financial Condition

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: TradeLink Securities L.L.C. (the Company) is a registered securities broker-dealer, conducting business as a market maker, buying, selling and dealing as a principal in securities and derivatives for its own account. The Company does not trade or hold assets on behalf of customers and effects transactions only with other registered broker-dealers. The Company clears all securities through its clearing brokers.

The Company commenced operations as of October 7, 2004 and will terminate on March 19, 2033, unless earlier dissolved in accordance with the provisions of its operating agreement or the Delaware Limited Liability Company Act.

A summary of the Company's significant accounting policies follows:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Statement of cash flows: For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months at the date of acquisition that are not held for sale in the ordinary course of business.

Financial instruments: Transactions in securities, debt, and derivative financial instruments are recorded at fair value, and related expenses are recorded on a trade–date basis. Receivables and payables relating to trades pending settlement are netted in receivable from/payable to broker-dealers in the statement of financial condition, netted by broker-dealer. The Company may obtain short-term financing from broker-dealers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Interest and dividends: Interest income and expense is recognized under the accrual basis. Dividend income and expense is recognized on the ex-dividend date.

Translation of foreign currencies: Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income and expense items are translated at average rates of exchange for the year.

Income taxes: As a limited liability company, the Company is not subject to federal income taxes. The Company's members are separately liable for income taxes on their allocable share of the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for federal income taxes.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2015, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal and state jurisdictions. The Company is generally not subject to examination by United States federal or state taxing authorities for tax years before 2012.

Recently issued accounting pronouncements: In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers*, with new standards for revenue recognition. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*. ASU No. 2015-14 defers the effective date of ASU No. 2014-09 to annual reporting periods beginning after December 15, 2017. The Company has not yet determined the potential effects of the adoption of ASU 2014-09 and ASU 2015-14 on its financial statements.

Note 2. Receivable from Clearing Brokers

Amounts receivable from clearing brokers at December 31, 2015, consist of the following:

	Receivable
Receivable from clearing brokers	$ 40,792,712
Accrued interest and dividends, net	(170,888)
	$ 40,621,824

Cash and financial instruments owned, and on deposit at the Company's clearing brokers collateralize financial instruments sold, not yet purchased, and amounts payable to the clearing broker, and may serve to satisfy regulatory or clearing broker margin requirements.

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial instrument.

Equities, exchange-traded funds, exchange-traded notes, futures contracts, and equity options that trade in active markets are valued using quoted market prices or exchange settlement prices and are classified within Level 1 of the fair value hierarchy.

Note 3. Fair Value of Financial Instruments (Continued)

Foreign currency forward contracts and total return swaps (non-exchange traded derivatives) are categorized within Level 2 of the fair value hierarchy. Foreign currency forward contracts and total return swaps trade in active over-the-counter (OTC) markets, and are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations, or alternative pricing sources. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products can be modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets.

Corporate bonds that trade in less active markets, are valued by the price input supplied by the Company's custodian. The Company also considers valuation input from observed quoted market prices from the Trace Reporting system via Bloomberg where there is observable volume of at least 20% of the Company's position in the issue on over the period from December 31, 2015 through the next 3 business days of reported activity. These debt securities are classified within Level 2 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

		Fair Value Measurements Using	
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Inputs (Level 2)
Assets:			
Financial instruments owned:			
Equity securities	$ 6,606,339	$ 6,606,339	$ -
Exchange-traded funds	4,925,975	4,925,975	-
Money market funds	3,528,868	3,528,868	-
Total return swaps	1,958,554	-	1,958,554
Exchange-traded notes	399,580	399,580	-
Corporate bonds	272,956	-	272,956
Foreign currency forward contracts	11,759	-	11,759
Total assets	$ 17,704,031	$ 15,460,762	$ 2,243,269
Liabilities:			
Financial instruments sold, not yet purchased:			
Exchange-traded funds	$ 7,428,400	$ 7,428,400	$ -
Equity securities	3,659,848	3,659,848	-
Exchange-traded notes	2,170,006	2,170,006	-
Total return swaps	903,526	-	903,526
Foreign currency forward contracts	6,156	-	6,156
Total liabilities	$ 14,167,936	$ 13,258,254	$ 909,682

The Company assesses the levels of the financial instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among Levels 1, 2, and 3 during the year.

The Company did not hold any Level 3 financial instruments as of and during the year ended December 31, 2015.

Substantially all of the Company's other assets and liabilities are also considered financial instruments, and are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 4. Derivative Instruments

The Company uses derivative financial instruments as part of its trading activities. The Company's derivative activities are comprised of currency forwards and swaps traded OTC. These derivative contracts are recorded on the statement of financial condition as assets and liabilities measured at fair value and the related realized and unrealized gain or loss associated with these derivatives is recorded in the statement of operations. The Company has considered the counterparty credit risk related to all its derivative instruments and does not deem any counterparty credit risk material at this time. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

As of December 31, 2015, the Company's derivative activities had the following impact on the statement of financial condition:

Underlying Risk	Investment Type	Statement of Financial Condition Location	Assets at Fair Value	Liabilities at Fair Value	Net
Equity price	Total return swaps	Financial instruments owned	$ 1,958,554	$ -	$ 1,958,554
Foreign exchange	Foreign currency forward contracts	Financial instruments owned	11,759	-	11,759
Equity price	Total return swaps	Financial instruments sold, not yet purchased	-	(903,526)	(903,526)
Foreign exchange	Foreign currency forward contracts	Financial instruments sold, not yet purchased	-	(6,156)	(6,156)
Total asset and liabilities derivatives			$ 1,970,313	$ (909,682)	$ 1,060,631

As of December 31, 2015, the Company holds derivative instruments that are either eligible for offset in the statement of financial condition or are subject to master netting arrangements or similar agreements. Master netting arrangements allow the counterparty to net applicable collateral held on behalf of the Company against applicable liabilities or payment obligations of the Company to the counterparty. These arrangements also allow the counterparty to net any of its applicable liabilities or payment obligations they have to the Company against any collateral sent to the Company.

The following tables provide disclosure regarding the potential effect of offsetting of recognized derivative instruments presented in the statement of financial condition:

As of December 31, 2015:

Description	Gross Amounts of Recognized Assets (Liabilities)	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition
Total return swaps - assets	$ 1,958,554	$ -	$ 1,958,554
Total return swaps - liabilities	(903,526)	-	(903,526)
Foreign currency forward contracts - assets	11,759	-	11,759
Foreign currency forward contracts - liabilities	(6,156)	-	(6,156)
Total	$ 1,060,631	$ -	$ 1,060,631

Note 4. Derivative Instruments (Continued)

As of December 31, 2015:

Counterparty	Net Amounts Presented in the Statement of Financial Condition	Cash Collateral on Deposit	Net Amount
Counterparty A: Total return swaps - assets	$ 1,824,280	$ -	$ 1,824,280
Counterparty B: Total return swaps - assets	31,253	-	31,253
Counterparty C: Total return swaps - assets	96,139	-	96,139
Counterparty D: Total return swaps - assets	6,882	-	6,882
Counterparty A: Total return swaps - liabilities	(673,706)	673,706 *	-
Counterparty B: Total return swaps - liabilities	(156,825)	156,825 *	-
Counterparty C: Total return swaps - liabilities	(26,970)	26,970 *	-
Counterparty D: Total return swaps - liabilities	(46,025)	46,025 *	-
Counterparty A: Foreign currency forward contracts	5,603	-	5,603
Total	$ 1,060,631	$ 903,526	$ 1,964,157

* Represents the portion of cash on deposit collateralizing open positions.

Note 5. Corporate Bonds

At December 31, 2015, the statement of financial condition includes the fair value of corporate bonds (bonds), purchased in 2015, of $272,956.

The next stated coupon payment after the purchase of the bonds was December 15, 2015. The coupon terms included a thirty day grace period for payment. On January 11, 2016, the issuer of the bonds filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Missouri (Bankruptcy Court). The company and the ad hoc group have agreed to the principal terms of a Chapter 11 plan of reorganization, which will be subject to approval by the Bankruptcy Court.

At December 31, 2015, the Company did not recognize interest revenue for the coupon accrual. It will not do so until it determines certainty of payment.

Note 6. Related-Party Transactions

Pursuant to a facilities management agreement, TradeLink L.L.C. and TradeLink Holdings LLC, entities affiliated by common ownership, provide for the use of certain technological, occupancy and accounting resources to the Company. In addition, the Company reimburses TradeLink L.L.C. and TradeLink Capital LLC, an entity affiliated by common ownership, for direct operating expenses incurred and paid on behalf of the Company. As of December 31, 2015, $27,586 remained payable to these entities and was recorded in accounts payable and accrued expenses in the statement of financial condition.

Note 7. Indemnification

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 8. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, in connection with its proprietary market making and trading activities, enters into transactions in a variety of securities, commodities, and foreign exchange and derivative financial instruments. A derivative is a future, forward, swap or option contract, or other financial instruments with similar characteristics. Generally, these derivative financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at specified future dates. Option contracts provide the holder with the right, but not the obligation, to purchase or sell a financial instrument at a specific price before or on an established date. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These derivative financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market value of the underlying financial instruments or commodities may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. The Company's exposure to market risk is influenced by a number of factors, including the relationships between derivative financial instruments and the Company's proprietary securities and commodities positions, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

In addition, the Company sells financial instruments it does not currently own and will therefore be obligated to purchase such financial instruments at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2015, at the fair values of the related financial instruments and would incur a loss if the fair value of the financial instruments were to increase subsequent to December 31, 2015.

For non-exchange-traded derivatives, the Company may be required to post collateral if the Company is in a net liability position with the counterparty exceeding certain amounts. Additionally, counterparties may immediately terminate derivatives contracts if the Company fails to maintain sufficient asset coverage for its contracts or its net assets decline by stated percentages.

Credit risk: The Company also enters into various transactions with broker-dealers, banks and other financial institutions. Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. This risk of default depends on the creditworthiness of the counterparties to these transactions. Exchange-traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

Concentration of credit risk: The Company clears the majority of its trades through a limited number of clearing brokers. This can and often does result in concentrations of credit risk with one or more of these brokers. In the event these parties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing brokers.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 9. Due to Members

Due to members is a liability of the Company arising from cash deposits made by owners of the Company and are included in the Company's aggregate indebtedness, pursuant to Rule 15c3-1 of the Security Exchange Act (SEA). As of December 31, 2015, there were $13,519,562 of membership interests in the Company.

Note 10. Net Capital Regulatory Requirements

Pursuant to Rule 15c3-1 of the SEA, the Company is required to maintain "net capital" of the greater of (1) $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security) based on the average number of such markets made by such broker or dealer during the 30 days immediately preceding the computation date, (2) 6-2/3 percent of "aggregate indebtedness," or (3) $100,000. The rule requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 and also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2015, the Company had net capital and net capital requirements of $25,047,090 and $912,498, respectively. The Company's aggregate indebtedness to net capital ratio was 0.55 to 1. The net capital rules may effectively restrict the withdrawal of members' equity.

Note 11. Commitments and Contingencies

The Company leases office space under an agreement that expires on August 31, 2020. At December 31, 2015 the minimum annual rental commitments under this lease are as follows:

2016	$	79,365
2017		85,143
2018		85,018
2019		87,994
2020		60,015
	$	397,535

Rent expensed for the year ended December 31, 2015 includes $27,981 under this non-cancelable operating lease.

In the ordinary course of business, the Company may be subject to various litigation matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

Note 12. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued.